UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Exar Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

300645108
(CUSIP Number)

JEFFREY JACOBOWITZ
SIMCOE CAPITAL MANAGEMENT, LLC
509 Madison Avenue, Suite 2200
New York, New York 10022
(212) 448-7400

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,577,901
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,577,901
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,577,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,031
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 119,031
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,577,901
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,577,901
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,577,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 300645108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Simcoe Partners and SDR Partners and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,324,663 Shares directly owned by Simcoe Partners is approximately $20,173,622, excluding brokerage commissions.  The aggregate purchase price of the 119,031 Shares directly owned by SDR Partners is approximately $1,089,440, excluding brokerage commissions.  The aggregate purchase price of the 134,207 Shares held in the Managed Accounts is approximately $1,161,116, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 8, 2017, Mr. Jacobowitz and Simcoe Capital (collectively, “Simcoe”) entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which Mr. Jacobowitz was appointed to the Issuer’s Board of Directors (the “Board”), effective February 7, 2017.  The Letter Agreement sets forth certain voting agreements and additional covenants by and among the Issuer, Mr. Jacobowitz and Simcoe Capital.

Pursuant to the terms of the Letter Agreement, the Issuer has agreed to nominate and recommend Mr. Jacobowitz for election to the Board at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”).  Simcoe agreed to vote all Shares beneficially owned by it at the 2017 Annual Meeting (i) in favor of the nominees recommended by the Board and against any nominees not recommended by the Board, (ii) in favor of the ratification of the Issuer’s registered public accounting firm, (iii) in favor of the Issuer’s “say-on-pay” proposal, and (iv) in favor of an increase to the Issuer’s current equity incentive plan reserve.  In addition, Simcoe agreed to certain customary standstill provisions restricting, limiting and/or prohibiting it from taking certain actions with respect to the Issuer and its Shares during the Nomination Period (as defined therein).

The Letter Agreement also provides, among other things, that Mr. Jacobowitz will be covered by the Issuer’s standard form of indemnification agreement for its directors and officers (the “Indemnification Agreement”). Pursuant to the Indemnification Agreement entered into by the Issuer and Mr. Jacobowitz on February 8, 2017, the Issuer has agreed to hold harmless and indemnify Mr. Jacobowitz to the fullest extent authorized or permitted by law and provides for the advancement of legal fees and expenses in connection with legal proceedings as well as certain indemnification and dispute resolution procedures.

A copy of the Letter Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017, and is incorporated herein by reference. A copy of the standard form of Indemnification Agreement was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 16, 2012, and is incorporated herein by reference. The foregoing description of the terms of the Letter Agreement and the Indemnification Agreement is qualified in its entirety by reference to the full text of the Letter Agreement and the Indemnification Agreement, which are referenced as Exhibits 99.1 and 99.2 hereto, respectively.

CUSIP NO. 300645108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,890,387 Shares outstanding, as of January 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 3, 2017.

A.	Simcoe Partners

(a)	As of the date hereof, Simcoe Partners directly owned 2,324,663 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Partners has not entered into any transactions in the Shares during the past 60 days.

B.	Simcoe Management

(a)	Simcoe Management, as the general partner of Simcoe Partners, may be deemed the beneficial owner of the 2,324,663 Shares owned by Simcoe Partners.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares during the past 60 days.

C.	SDR Partners

(a)	As of the date hereof, SDR Partners directly owned 119,031 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,031
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 119,031
4. Shared power to dispose or direct the disposition: 0

(c)	SDR Partners has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 300645108

D.	Simcoe Capital

(a)
As of the date hereof, 134,207 Shares were held in the Managed Accounts. Simcoe Capital, as the investment manager to each of Simcoe Partners, SDR Partners and the Managed Accounts, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 134,207 Shares held in the Managed Accounts.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,577,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,577,901
4. Shared power to dispose or direct the disposition: 0

(c)
Simcoe Capital has not entered into any transactions in the Shares during the past 60 days. On December 14, 2016, one of the Managed Accounts that held 22,099 Shares closed. Accordingly as of December 14, 2016, Simcoe Capital ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispositive power over the 22,099 Shares held in the Managed Account.

E.	Mr. Jacobowitz

(a)
Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 134,207 Shares held in the Managed Accounts.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,577,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,577,901
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 300645108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 8, 2017, Mr. Jacobowitz, Simcoe Capital and the Issuer entered into the Letter Agreement described in Item 4 above and referenced as Exhibit 99.1 hereto.

On February 8, 2017, Mr. Jacobowitz and the Issuer entered into the Indemnification Agreement described in Item 4 above and referenced as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Letter Agreement by and among Exar Corporation, Jeffrey Jacobowitz and Simcoe Capital Management, LLC, dated February 8, 2017 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 9, 2017).

99.2	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on March 16, 2012).

CUSIP NO. 300645108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2017

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz